Special Shareholder Meeting Results

A special meeting of the funds shareholders was held on March 15, 2001. At that meeting, the funds shareholders approved a change in the funds investment restriction governing investments in real estate. The following votes were cast regarding this matter:

Shares		Shares			Broker
Voted For	Voted Against   Abstentions	Non Votes
5,418,410	   359,002	  	157,365	   -